24000016

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-17609

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kuykendall & Schneider, Inc.

SEC Mail Processing

JAN 24 2024

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8009 Genoa Avenue
(No. and Street)

Lubbock (City) Texas (State) 79424 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Barbara Baie (Name) 806-793-2525 (Area Code – Telephone Number) barb@kandslubbock.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 27887 (Address) Austin (City) TX (State) 78755 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 6072 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Barbara Baie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kuykendall & Schneider, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDAN KING
Notary Public, State of Texas
Comm. Expires 08-31-2025
Notary ID 131266486

Signature: [signature]

Title:
Chief Executive Officer

[signature]
Notary Public

SEC Mail Processing
JAN 24 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2023
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KUYKENDALL & SCHNEIDER, INC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2023

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kuykendall & Schneider, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuykendall & Schneider, Inc. as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kuykendall & Schneider, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kuykendall & Schneider, Inc.'s management. Our responsibility is to express an opinion on Kuykendall & Schneider, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kuykendall & Schneider, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Kuykendall & Schneider, Inc.'s financial statements. The supplemental information is the responsibility of Kuykendall & Schneider, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Kuykendall & Schneider, Inc.'s auditor since 2019.

Austin, Texas

January 22, 2024

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	316,678
Receivables:		
Broker or Dealer		39,102
Direct Mutual Funds		98,483
Related Party Shared Overhead		15,000
Property and Equipment, Net		6,598
Related Party Operating Lease Right of Use		8,756
Deposits and Other Assets, Net		22,741
TOTAL ASSETS	$	507,358

LIABILITIES

Current Liabilities:		
Accounts Payable and Accrued Expenses	$	64,438
Related Party Operating Lease Liability - Current		8,756
Total Current Liabilities		73,194
TOTAL LIABILITIES	$	73,194

STOCKHOLDER'S EQUITY

Common Stock, $10 par; Authorized 500,000 Shares; Issued 670	$	6,700
Retained Earnings		427,464
TOTAL STOCKHOLDER'S EQUITY		434,164
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	507,358

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023

REVENUE	
Direct Fund Commissions	$ 162,877
Mutual Fund 12b-1 Fees	1,213,414
Total Distribution Fees	1,376,291
Brokerage Commissions	34,798
Brokerage Mutual Fund Commissions	107,395
Total Commissions	142,193
Interest Income	6,308
	1,524,792
EXPENSES	
Employee Compensation	508,117
Brokerage Expense	15,917
Related Party Occupancy	14,939
Taxes - Other than Income	43,792
Other Operating Expense	144,185
	726,950
Net Income	$ 797,842
Income Earnings per Share of Common Stock	$ 1,191

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2023

	Common Stock	Retained Earnings	Total
Balance, December 31, 2022	6,700	453,622	460,322
Owner's Draw Year Ended December 31, 2023	-	(824,000)	(824,000)
Net Income Year Ended December 31, 2023	-	797,842	797,842
Balance, December 31, 2023	$ 6,700	$ 427,464	$ 434,164

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net Income	$	797,842
Change in Assets and Liabilities		
Receivables - Broker or Dealer		(7,327)
Receivables - Direct Mutual Funds		(12,017)
Receivables - Related Party Shared Overhead		-
Deposits and Other Assets		(1,402)
Depreciation Expense		1,841
Accounts Payable and Accrued Expenses		4,495
Net Cash Provided by Operating Activities		783,432
Cash Flows from Investing Activities		
Property and Equipment		-
Cash Flows from Financing Activities		
Owner's Draw		(824,000)
Net Increase (Decrease) in Cash		(40,568)
Cash and Cash Equivalents at Beginning of year		357,246
Cash and Cash Equivalents at End of Year	$	316,678
Supplemental Disclosures of Cash Flow Information:		
Related Party Right of Use Asset	$	8,756
Income Taxes Paid		-
Interest Paid		-

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2023

NOTE 1: NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Texas on April 23, 1973 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Lubbock, Texas. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made, with the exception of our office lease liability, since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents
The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment consists primarily of computer equipment. The property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the depreciable assets of 5 years.

Property and equipment on the Balance Sheet is stated at the net of the cost of $9,207 and accumulated depreciation of $2,609. Depreciation expense for the year ended December 31, 2023 was $1,841.

Revenue Recognition
Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transactions prices where multiple performance obligations are identified, and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Distribution Fees
The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front or over time, or a combination thereof. The Company's performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does

not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. Distribution fees are recognized in the period they are related to.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standard setting bodies are not expected to have a material

impact on the Company's financial position, results of operations, or cash flows.

NOTE 3: <u>FEDERAL INCOME TAX</u>

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax return of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefit accrual was zero. The Company will recognize tax benefits in income tax expense if incurred. For the year ended December 31, 2023, the Company's franchise tax payment is estimated to be $3,935.

NOTE 4: <u>RELATED PARTY LEASE COMMITMENT</u>

The Company leases its office under a lease classified as an operating lease. The current lease is amortized over 5 years. Total accumulated amortization related to the leased office space under the current lease is $24,244 as of December 31, 2023. The current lease expires on February 29, 2024.

The Company entered into a new operating lease for its office which will commence on March 1, 2024 and expire on February 28, 2027. The following is a schedule showing the future minimum lease payments under operating leases by years and the present value of the minimum lease payments of the lease currently in effect as of December 31, 2023. The interest

rate related to the current lease obligation is 4.0% and the maturity date is February 29, 2024.

Current Lease - Maturing February 29, 2024

2024	$ 8,800
Less: Amount representing interest	44
Present Value of Minimum Lease Payments	$ 8,756

New Lease - Maturing February 28, 2027

2024	$ 45,000
2025	54,000
2026	54,000
2027	9,000
Total Lease Payments	$ 162,000

NOTE 5: RELATED PARTY OVERHEAD EXPENSE SHARING AGREEMENT

The Company entered into an overhead expense sharing agreement with K&S Wealth Advisors, LLC effective January 1, 2021. K&S Wealth Advisors, LLC pays Kuykendall & Schneider, Inc. 50% of its gross revenues on a quarterly basis to reimburse Kuykendall & Schneider, Inc. for rent, utilities, and other operating expenses that are paid by Kuykendall & Schneider, Inc.

The Company entered into an amended overhead expense sharing agreement with K&S Wealth Advisors, LLC effective July 1, 2022. K&S Wealth Advisors, LLC pays Kuykendall & Schneider, Inc. the lesser of $15,000 or 50% of its gross revenues on a quarterly basis to reimburse Kuykendall & Schneider, Inc. for rent, utilities, and other operating expenses that are paid by Kuykendall & Schneider, Inc.

The following schedule shows the amount by which the Related Party Occupancy and Other Operating Expenses were reduced as a result of the overhead expense sharing agreement in 2022.

Related Party Occupancy	$ 37,861
Other Operating Expenses	22,139
Total Expense Reduction from Agreement	$ 60,000

Kuykendall & Schneider, Inc. has a receivable amount due from K&S Wealth Advisors, LLC of $15,000 as of December 31, 2023.

NOTE 6: LITIGATION

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 7: RISK MANAGEMENT

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 8: RETIREMENT PLAN

The Company offers eligible employees the option to contribute a portion of their compensation to a SIMPLE IRA retirement plan. Employees are eligible to participate in the plan after they have been employed during one previous calendar year. The Company made contributions to employee accounts of $15,072 in 2023.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $371,768 and $5,000, respectively, which was $366,768 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

NOTE 10: CONCENTRATIONS OF RECEIVABLES AND DEPOSITS

Hilltop Securities (HTS) clears trades for the Company and requires a deposit of $15,000 be maintained at HTS for this service. This amount is included with deposits on the balance sheet. The outstanding balance due from HTS as of December 31, 2023 was $39,102.

Revenues from Hilltop Securities accounted for 24% of total revenues and 28% of receivables from brokers or dealers as of December 31, 2023.

Revenues from American Funds accounted for 75% of total revenues and 72% of receivables from brokers or dealers as of December 31, 2023.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 22, 2024, the date of the Report of Independent Registered Public Accounting Firm.

Schedule I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

December 31, 2023

Stockholders' Equity (Qualified)	$ 434,164
Non-allowable Assets	
Receivables - Broker or Dealer, net	48,057
Prepaid Assets	7,606
Deposits	135
Other Assets, net	6,598
Total Non-allowable Assets	62,396
NET CAPITAL	$ 371,768
Aggregate Indebtedness	
Accounts Payable and accrued expenses	64,438
Total Aggregate Indebtedness	$ 64,438
Computation of basis net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 366,768
Net Capital less 10% of Aggregate Indebtedness	$ 365,324
Ratio of aggregate indebtedness to net capital	0.17 to 1

No material differences were noted between the audited financial statements and the December 31, 2023, Part IIA FOCUS report of Kuykendall & Schneider, Inc., filed January 22, 2024, with respect to the Computation of Net Capital under Rule 15c3-1.

KUYKENDALL & SCHNEIDER, INC.
Schedule II & Schedule III
December 31, 2023

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kuykendall & Schneider, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2023, in which (1) Kuykendall & Schneider, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year of December 31, 2023 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provision and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
January 22, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Kuykendall & Schneider, Inc.
8009 Genoa Avenue~ Lubbock, Texas 79424
Phone 806-793-2525 ~ Fax 806-793-2528

January 22, 2024

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2023

Kuykendall & Schneider, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.
3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Barbara Baie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Barbara Baie
Chief Executive Officer

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
of Kuykendall & Schneider, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kuykendall & Schneider, Inc. and the SIPC, solely to assist you and SIPC in evaluating Kuykendall & Schneider, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Kuykendall & Schneider, Inc.'s (the "Company") is responsible for its Form SIPC-7 and for its compliance the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Kuykendall & Schneider, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

BAUER & COMPANY
audit & accounting services

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
January 22, 2024

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2023

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17609 FINRA DEC
KUYKENDALL & SCHNEIDER INC
8009 GENOA AVE
LUBBOCK, TX 79424-1772

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brendan King

2. A. General Assessment (item 2e from page 2) $61.66

   B. Less payment made with SIPC-6 filed (**exclude interest**) (33.24)
   07/27/2023
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 28.42

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

   F. Total assessment balance and interest due (or overpayment carried forward) $28.42

   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ **Funds Wired** ☐ ACH ☑
   Total (must be same as F above) $28.42

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 9th day of January, 20 24.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2023
and ending 12/31/2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,524,792
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,524,792
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,483,687
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,483,687
2d. SIPC Net Operating Revenues	$ 41,105
2e. General Assessment @ .0015	$ 61.66
	(to page 1, line 2.A.)